Filed by EQV Ventures Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EQV Ventures Acquisition Corp.

Commission File No.: 001-42207

Date: August 21, 2025

The following article was published by Mergermarket on August 21, 2025.

Morgan Stanley Energy Partners envisioned a public listing for Presidio Petroleum by Carlos Martinez

•	EQV approached with a SPAC ‘match made in heaven’
•	MSEP to retain minority stake post-transaction
•	Increased company’s average production by over 7x

Morgan Stanley Energy Partners (MSEP) foresaw a path to the public market for Presidio Petroleumʼs well before EQV proposed merging the oil and gas operator with a special purpose acquisition company (SPAC).

“I think [a public listing] is something that we have talked about by design,” John Moon, a managing director and head of MSEP, told Mergermarket.

Since Presidioʼs strategy is to acquire and optimize mature, producing oil and gas assets across the US but not drill new wells, it made sense to keep its management team, rather than sell its assets. “The going concern value of the business is much higher than the liquidation value of the business,” said Moon.

That thinking ultimately led to a merger with EQVʼs SPAC, EQV Ventures Acquisition. The deal was struck at an estimated post-transaction enterprise value (EV) of about USD 660m, assuming no redemptions, and is slated to close in 4Q25. Fort Worth, Texas-based Presidio will acquire EQVʼs Texas Panhandle assets, taking the number of wells it has acquired to 4,253, according to an investor presentation.

“[EQV] approached us and said: ʻWe’ve got this new vehicle that is very much designed for your type of strategy and executive. We’ve got assets. You’ve got assets. This is a match made in heaven,’” Moon said.

MSEP plans to sell down its Presidio stake to 4.3%, according to the deal presentation. The energy- focused private equity (PE) platform acquired a majority stake in the company in June 2018.

By choosing to keep a stake in post-SPAC Presidio, Moon believes MSEP is both sending a positive signal to the market and staying on board for the company’s next chapter of growth. “This is a continuation vehicle, but one better,” he said. “You can participate and carry on with the upside but [also participate] in the synergies that one would expect as part of the new strategy.”

According to the deal presentation, Presidio will end up with about USD 304m of cash on its balance sheet, including an over USD 85m PIPE investment from new investors, following the de-SPAC.

Acquisitions

Under MSEPʼs ownership, Presidioʼs average production went from about 3,000 barrels of oil equivalent per day (boe/d) in 2018 to approximately 22,400 boe/d in 2024.

Acquisitions were a key part of the strategy to get there. Presidio has completed three bolt-on acquisitions since MSEP took control of the company, with each deal bigger than the last, Moon said. In 2018, it acquired Midstates Petroleumʼs Anadarko’s assets for USD 58m. A year later, it acquired Apacheʼs Anadarko assets for an undisclosed amount. And in 2020, it purchased substantially all of Templar Energyʼs properties in Anadarko through a court-approved bankruptcy auction process. The acquisition of EQVʼs Texas Panhandle represents deal number four. Presidioʼs assets sit in the western portion of the Anadarko Basin that stretches across Western Oklahoma and the Texas Panhandle.

Presidio has managed to reduce operating costs on acquired wells by almost 50% within one year of closing, according to the deal presentation. “They focus on sustainability and profitability and that is quite different from the mindset of the classic oil and gas wildcatter,” Moon said. “They describe themselves as the last and best owner of producing assets, and I really do believe that’s the case.”

Once it sells down its stake in Presidio, MSEPʼs only remaining upstream investment would be Mission Creek Resources, which operates in southwest Arkansas. According to Moon, Woodlands, Texas-based Mission Creek has a similar strategy to Presidio, with an added growth element around lithium exploration.

A US Geological Survey-led study estimates between 5m and 19m tons of lithium reserves beneath southwestern Arkansas, which would meet projected 2030 world demand for lithium in car batteries nine times over. In early 2023, ExxonMobil acquired the rights to 120,000 gross acres of the Smackover lithium formation in southern Arkansas and later that year drilled its first lithium well. Canada-based Standard Lithium is also developing a project in southwestern Arkansas in partnership with Norwayʼs Equinor.

Asked if MSEP could evaluate new upstream investments when and if it exits Mission Creek Resources, Moon said, “Never say never.”

Cantor Fitzgerald served as financial advisor to Presidio on the SPAC merger and Sidley Austin acted as legal counsel. TD Cowen served as financial advisor and lead capital markets advisor to EQV and as placement agent on the PIPE investment. Kirkland & Ellis acted as legal counsel to EQV.

by Carlos Martinez

Forward-Looking Statements

This article includes “forward-looking statements.” These include the expectations, hopes, beliefs, intentions or strategies regarding the future for EQV Ventures Acquisition Corp. (“EQV”), Prometheus PubCo Inc. (“Presidio”), EQV Resources LLC (“EQV Resources”) or Presidio Investment Holdings LLC (“PIH”), or those of their respective management teams. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed business combination and related transactions with EQV Resources (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this article, and on the current expectations of Presidio’s, PIH’s, EQV’s and EQV Resources’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH, EQV Resources and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV or Presidio resulting from the proposed business combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH, EQV Resources nor EQV presently know or that Presidio, PIH, EQV Resources or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reﬂect Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH, EQV Resources and EQV anticipate that subsequent events and developments will cause Presidio’s. PIH’s, EQV Resources’ and EQV’s assessments to change. However, while Presidio, PIH, EQV Resources and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH, EQV Resources and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s, EQV Resources’ or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV Resources, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this article contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this article includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, EQV and Presidio plan to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, EQV Resources and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this article is not incorporated by reference into, and is not a part of, this article.

Participants in the Solicitation

EQV, EQV Resources, PIH, Presidio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s final prospectus related to its initial public offering filed with the SEC on August 8, 2024, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This article shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQV Resources or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This article is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.